
05042164

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53514

FACING PAGE
Information Required or Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

First National Capital Markets, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1620 Dodge Street
(No. and Street)

Omaha (City) Nebraska (State) 68197 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Todd Engle, President (402) 633-7470
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100 (Address) Omaha (City) Nebraska (State) 68102 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2005
WASH. D.C.
179
SECTION

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd Engle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First National Capital Markets, Inc., as of December 31, 2004, are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Name

President
Title


GENERAL NOTARY - State of Nebraska
DIXIE L. MATHER
My Comm. Exp. June 21, 2006

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholder's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) Supplemental Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST NATIONAL CAPITAL MARKETS, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

ASSETS	2004	2003
Cash and cash equivalents	$ 1,708,481	$ 1,576,700
Receivables:		
Commissions	120,225	119,505
Affiliate (Note D)	80,263	110,629
Interest	26,625	-
Other	16,466	23,258
Total Receivables	243,579	253,392
Prepaid expenses and other assets	43,068	378,272
Property and equipment, net (Note C)	49,226	81,889
Investment in partnership	500,000	150,000
Total Assets	$ 2,544,354	$ 2,440,253
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accrued expenses and other liabilities	$ 123,039	$ 117,714
Affiliate accounts payable (Note D)	94,892	90,021
Note payable (Note F)	-	350,000
Income taxes payable	16,034	125,724
Total Liabilities	233,965	683,459
COMMITMENTS AND CONTINGENCIES (Note G)		
STOCKHOLDER'S EQUITY:		
Common stock, $1.00 par value; 10,000 shares authorized, issued and outstanding	10,000	10,000
Additional paid-in capital	640,000	640,000
Retained earnings	1,660,389	1,106,794
Total Stockholder's Equity	2,310,389	1,756,794
Total Liabilities and Stockholder's Equity	$ 2,544,354	$ 2,440,253

The accompanying notes are an integral part of these financial statements.